Exhibit 99.2

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(incorporated in the Cayman Islands with limited liability)

(NYSE: EDU and SEHK: 9901)

Notice of Extraordinary General Meeting

to be held on March 8, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of New Oriental Education & Technology Group Inc. (the “Company”) will be held at No. 6 Hai Dian Zhong Street Haidian District, Beijing, People’s Republic of China on March 8, 2021 at 5:00 p.m. (local time), for the purposes to consider and, if thought fit, pass each of the following resolutions:

1.

as an ordinary resolution, THAT effective as of March 10, 2021, each common share (whether issued or unissued) of par value of US$0.01 each in the share capital of the Company be, subdivided into ten common shares, with a par value of US$0.001 each, such that following such subdivision, the authorized share capital of the Company shall be US$3,000,000 divided into 3,000,000,000 shares with a par value of US$0.001 each;

2.

as a special resolution, THAT subject to the dual foreign name “新东方教育科技（集团）有限公司” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the Chinese name “新东方教育科技（集团）有限公司” be adopted as the dual foreign name of the Company;

3.

as a special resolution, THAT subject to the passing of the above Resolution 1 and Resolution 2, the Company’s Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association in the form as attached hereto as Exhibit B (the “Amended M&AA”). The summary of the material amendments to the Current M&AA (as reflected in the Amended M&AA) is set forth in Exhibit C attached hereto.

For additional information on (a) certain proposed amendments to the Current M&AA in response to additional requirements by The Stock Exchange of Hong Kong Limited, and (b) the share subdivision, including an indicative timetable, please see Exhibit A attached hereto.

COMMON SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on February 1, 2021, Hong Kong time, as the record date (the “Common Shares Record Date”) of common shares of the Company, par value US$0.01 per share (“Common Shares”). Holders of record of the Company’s Common Shares as of the Common Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on February 1, 2021, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Common Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE EGM

Only holders of record of Common Shares as of the Common Share Record Date are entitled to attend and vote at the EGM. Please note that holders of ADSs are not entitled to attend the EGM. Any ADS holder who appears at the venue of the EGM will not be allowed to attend the EGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Common Shares as of the Common Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Common Shares represented by the ADSs. Please refer to the proxy form (for holders of Common Shares) or ADS voting card (for holders of ADSs), which are attached to and made a part of this notice for further details and instructions.

Holders of record of the Company’s Common Shares on the Company’s Register of Members as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Common Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 5:00 p.m., Hong Kong time, on March 6, 2021 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 1:00 p.m., New York time, on February 25, 2021 to enable the votes attaching to the Common Shares represented by your ADSs to be cast at the EGM.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://investor.neworiental.org, or from the SEC’s website at www.sec.gov.

By Order of the Board of Directors,
New Oriental Education & Technology Group Inc.

/s/ Michael Minhong Yu
Michael Minhong Yu
Chairman of the Board

Executive Office: No. 6 Hai Dian Zhong Street Haidian District, Beijing People’s Republic of China	Registered Office: Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Beijing, January 26, 2021

Exhibit A

Additional information on certain of the proposed article amendments and the share subdivision

PROPOSED AMENDMENTS TO THE ARTICLES

The Proposed Articles

The following amendments to the amended and restated articles of association (the “Current Articles”) are proposed to reflect certain enhanced shareholder rights disclosed in the Company’s prospectus dated October 29, 2020:

Additional definition
Article 1:	“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

	Under the Current Articles	Proposed Articles
Article 53 (a):	(a) The Company shall, if required by the Companies Law in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.	(a) The Company shall, if required by the Companies Law or for as long as the shares remain listed on the Hong Kong Stock Exchange, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

Article 54(b):	(b) A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than 33% of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.	(b) A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition (i) not less than 10%, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than 33%, of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

Article 55:	At least seven business days’ notice shall be given for any general meeting. ...	(i) At least fourteen days’ notice, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise at least seven business days’ notice, shall be given for any general meeting. ....

Article 57:	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. At least two shareholders which hold an aggregate of at least one-third of the voting share capital, present in person or by proxy and entitled to vote shall be a quorum for all purposes. ...	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. At least two shareholders which hold an aggregate of (i) at least one-tenth of the voting share capital, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise at least one-third of the voting share capital, present in person or by proxy and entitled to vote shall be a quorum for all purposes. ...

Article 66:	Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.	Subject to any rights and restrictions for the time being attached to any class or classes of shares (including, for as long as the shares remain listed on the Hong Kong Stock Exchange, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (unless otherwise waived)), every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.

Reasons for the Proposed Articles

The above amendments to the Current Articles (the “Proposed Articles”) are proposed in response to additional regulatory requirements in Hong Kong, to which the Company is subject following its secondary listing in Hong Kong on November 9, 2020 (the “Hong Kong Listing”). The Proposed Resolutions further enhance the rights of shareholders, particularly minority shareholders and holders of shares listed in Hong Kong, by, among other ways, (a) ensuring that an annual general meeting (“AGM”) is held each year; (b) extending the notice period of AGMs given to shareholders from a minimum of seven days to a minimum of fourteen days; and (c) and expanding the scope of shareholders who may requisition an extraordinary general meeting (“EGM”) by lowering the voting threshold to requisition an EGM and the quorum for conducting business at an EGM from not less than one-third to not less than one-tenth of the voting capital of the Company. The changes under the Proposed Articles shall continue to be in effect for as long as the Company’s shares remain listed on the Hong Kong Stock Exchange.

The board of directors (the “Board”) believes that the Proposed Articles further enhance the shareholder rights entrenched in the Company’s constitution and that the Proposed Articles are in the best interests of the Company and its shareholders as a whole. The Board fully supports the Proposed Articles and recommends members to vote in favor of the proposed resolution 3 to adopt the proposed second amended and restated memorandum of association and articles of association (the “Amended M&AA”), which reflect the Proposed Articles.

Other proposed amendments

The Amended M&AA reflects the Proposed Articles (detailed above), the proposed share subdivision (detailed below) and the adoption of 新东方教育科技（集团）有限公司 as the Company’s additional Chinese name. For a summary of the material amendments to the Current M&AA (as reflected in the Amended M&AA), please see Exhibit C to the notice.

SHARE SUBDIVISION

Proposed share subdivision

The share subdivision will be on the basis of: (a) one existing common share with a par value of US$0.01 each (“Existing Share(s)”) for ten new common shares with a par value of US$0.001 each (“New Share(s)”); and (b) one existing ADS, representing one Existing Share (“Existing ADS(s)”), for ten new ADSs, representing ten New Shares, with each New ADS representing one New Share (“New ADS(s)”). Each New Share will rank pari passu with each other and there will be no change to the proportionate interests and rights of members. The share subdivision will apply to both issued and unissued common shares.

The share subdivision is expected to be effective on Wednesday, March 10, 2021, and is conditional on: (a) the passing of a special resolution by members to approve the share subdivision; and (b) the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the New Shares.

Effect of the share subdivision

As at January 25, 2021: (a) the Company had an authorized share capital of US$3,000,000 divided into 300,000,000 Existing Shares, of which 170,165,887 were issued; and (b) of the issued shares, 140,014,853 Existing Shares were represented by 140,014,853 Existing ADSs.

Immediately following the share subdivision being effective: (a) the Company will have an authorized share capital of US$3,000,000 divided into 3,000,000,000 New Shares, of which 1,701,658,870 will be issued; and (b) of the issued shares, 1,400,148,530 New Shares will be represented by 1,400,148,530 New ADSs (assuming that there are no changes to the total number of Existing Shares and Existing ADSs since January 25, 2021).

Reasons for the share subdivision

The share subdivision will increase the number of shares and ADSs in issue and reduce the nominal value and trading price of each New Share and New ADS. The Board believes that this will decrease the trading price for each share and ADS (bringing the trading price of each share to a level that would be more comparable to the average trading price of comparable peers listed on the Hong Kong Stock Exchange), lower the investment barrier and increase the liquidity of the Company’s ADSs on the NYSE, and give the Company more flexibility to explore future fund-raising activities or share incentive schemes.

The Board has proposed the share subdivision after the Hong Kong Listing for the reasons that: (i) there was not sufficient time to convene a general meeting before the Hong Kong Listing; and (ii) they observed the trading behavior of the ADSs and trading price of the shares of comparable companies listed in Hong Kong after the commencement of the Hong Kong Listing and concluded that a share subdivision would be in the best interests of the Company, its shareholders (and ADS holders) and investors overall.

Proposed timetable

The following timetable sets out the key days for the share subdivision:

	Hong Kong time	New York time
Record date for the EGM shares recorded on the Hong Kong share register, for holders of shares listed in Hong Kong	4:30 p.m. Monday, February 1, 2021	—

Record date for the EGM for ADS holders, for holders of ADSs listed in the U.S.	—	4:30 p.m. Monday, February 1, 2021

Latest time for lodging votes to depositary bank, for holders of ADSs listed in the U.S.	—	Thursday, February 25, 2021

Latest time for lodging transfer documents to qualify for attending and voting at the EGM, for holders of shares listed in Hong Kong	4:30 p.m. Monday, February 1, 2021	—

Latest time for lodging forms of proxy for the EGM, for holders of shares listed in Hong Kong(3)	6:00 p.m. Friday, March 5, 2021	—

Date and time of the EGM	5:00 p.m. Monday, March 8, 2021	4:00 a.m. Monday, March 8, 2021

Announcement of poll results of the EGM	Before 9:00 p.m. Monday, March 8, 2021	Before 9:00 a.m. Monday, March 8, 2021

The following timetable sets out the events following the EGM and upon the share subdivision becoming unconditional:

	Hong Kong time	New York time
Record date for the share subdivision, for holders of ADSs listed in the U.S.	—	4:30 p.m. Monday, March 8, 2021

Effective date of share subdivision and new memorandum of association and articles of association	Wednesday, March 10, 2021	—

First day of free exchange of Existing Share certificates for the New Share certificates for the New Shares, for holders of shares listed in Hong Kong	9:00 a.m. Wednesday, March 10, 2021	—

Commencement of dealings in the New Shares, for holders of shares listed in Hong Kong	9:00 a.m. Wednesday, March 10, 2021	—

Original counter for trading the Existing Shares in board lots of ten Existing Shares (being the “existing board lot”) temporarily closes on the Hong Kong Stock Exchange, for holders of shares listed in Hong Kong	9:00 a.m. Wednesday, March 10, 2021	—

Temporary counter for trading in the New Shares in board lots of 100 New Shares in the form of Existing Share certificates (being the “temporary board lot”) opens on the Hong Kong Stock Exchange, for holders of shares listed in Hong Kong	9:00 a.m. Wednesday, March 10, 2021	—

Original counter for trading in the New Shares in board lots of 100 New Shares in the form of New Share certificates (being the “new board lot”) re-opens on the Hong Kong Stock Exchange, for holders of shares listed in Hong Kong	9:00 a.m. Wednesday, March 24, 2021	—

Parallel trading in the New Shares (in the form of Existing Share certificates and New Share certificates) starts on the Hong Kong Stock Exchange, for holders of shares listed in Hong Kong	9:00 a.m. Wednesday, March 24, 2021	—

Temporary counter for trading in the New Shares in board lots of 100 New Shares in the form of Existing Share certificates (being the “temporary board lot”) closes on the Hong Kong Stock Exchange, for holders of shares listed in Hong Kong	4:10 p.m. Friday, April 16, 2021	—

Parallel trading in the New Shares (in the form of Existing Share certificates and New Share certificates) closes on the Hong Kong Stock Exchange, for holders of shares listed in Hong Kong	4:10 p.m. Friday, April 16, 2021	—

Last day of free exchange of existing share certificates for New Share certificates, for holders of shares listed in Hong Kong	4:30 p.m. Tuesday, April 20, 2021	—

Notes:

(1)

Dates and times above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be notified to the shareholders (including ADS holders) as and when appropriate in accordance with relevant Hong Kong and U.S. regulations.

(2)

The NYSE will commence a due bill procedure attaching to ADSs trading in the U.S. for holders of ADSs listed in the U.S. and will separately notify ADS holders (or their brokers) about this in due course.

(3)	The dates and times in the proposed timetable, including the latest time to lodge the form of proxy prior to the date of the EGM is not inconsistent with the Current Articles.

For Hong Kong investors

Exchange of share certificates

Holders of shares listed in Hong Kong may submit their Existing Share certificates (colored blue) to the address and between the times set out below in exchange for New Share certificates (colored green). The Existing Share certificates will remain effective as documents of title to the New Shares on the basis of one Existing Share certificate to ten New Shares and may be exchanged for New Share certificates at any time.

Period to exchange for New Share certificates at no extra cost	:	9:00 a.m. Wednesday, March 10, 2021 until 4:30 p.m. on Tuesday, April 20, 2021 (Hong Kong time)

Exchange for New Share certificates for HK$2.50 (or as otherwise specified by the Hong Kong Stock Exchange)	:	After 4:30 p.m. on Tuesday April 20, 2021 (Hong Kong time)

Address	:	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Change in board lot

The Existing Shares are currently traded in Hong Kong in board lots of ten. Following the share subdivision, the board lot will be 100 New Shares (in the form of New Share certificates). There will be a temporary counter open for trading a temporary board lot of 100 New Shares (in the form of Existing Share certificates) between 9:00 a.m. on Wednesday, March 10, 2021 and 4:10 p.m. on Friday, April 20, 2021.

General information

An application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Shares to be issued in exchange for the Existing Shares and under the Company’s share incentive schemes, including pursuant to the exercise of options or other awards that have been or may be granted from time to time, and all necessary arrangements have been made to enable the New Shares to be admitted into the Central Clearing and Settlement System (“CCASS”) operated by the Hong Kong Securities Clearing Company Limited (“HKSCC”).

Subject to the granting of listing of, and permission to deal in, the securities on the Stock Exchange, the securities will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares (i.e., the subdivided securities) on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For all holders of shares and ADSs of the Company

Please note that the record date for the EGM is Monday, February 1, 2021. All shareholders (and ADS holders) as at this record date will be entitled to vote on the resolutions proposed at the EGM, even if they cease to be shareholders (or ADS holders) within the Closed Record Period. New shareholders (and ADS holders) after the record date would not be entitled to vote on the resolutions proposed at the EGM. Please see our announcement dated January 18, 2021 on the record date for the EGM.

Exhibit B

Second Amended and Restated Memorandum of Association and Articles of Association

THE COMPANIES ACT (2021 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新东方教育科技（集团）有限公司

Adopted by Special Resolution

passed on March 8, 2021

and with effect from March 10, 2021

1.	The name of the Company is New Oriental Education & Technology Group Inc., and its dual foreign name is 新东方教育科技（集团）有限公司.

2.

The Registered Office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (2021 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.

The authorized share capital of the Company is US$3,000,000 divided into 3,000,000,000 shares, with a par value of US$0.001 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (2021 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.

The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.

Capitalized terms that are not defined in this Second Amended and Restated Memorandum of Association bear the same meaning as those given in the Second Amended and Restated Articles of Association of the Company adopted by Special Resolution passed on March 8, 2021 and effective on March 10, 2021.

THE COMPANIES ACT (2021 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新东方教育科技（集团）有限公司

Adopted by Special Resolution

passed on March 8, 2021 and with effect from March 10, 2021

INTERPRETATION

1.	In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Articles”	the Second Amended and Restated Articles of Association adopted by Special Resolution on March 8, 2021 and with effect from March 10, 2021, as from time to time altered or added to in accordance with the Statutes and these Articles;

“Board”	the board of Directors for the time being of the Company;

“Business Day”	a day, excluding Saturdays or Sundays, on which banks in Hong Kong, Shanghai and New York are open for general banking business throughout their normal business hours;

“Commission”	Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Common Shares”	common shares of par value of US$0.001 each in the capital of the Company;

“Companies Act”	the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands;

“Company”	New Oriental Education & Technology Group Inc. 新东方教育科技（集团）有限公司, a Cayman Islands company limited by shares;

“Company’s Website”	the website of the Company, the address or domain name of which has been notified to Members;

“Designated Stock Exchange”	the New York Stock Exchange, Inc.;

“Directors” and “Board of Directors”	the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“electronic”	the meaning given to it in the Electronic Transactions Act 2000 of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“electronic communication”	electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“in writing”	includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Member”	a person whose name is entered in the Register of Members as the holder of a share or shares;

“Memorandum of Association”	the Memorandum of Association of the Company, as amended and re-stated from time to time;

“month”	calendar month;

“Office”	the registered office of the Company for the time being;

“Ordinary Resolution”	a resolution:

(a)   passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)   approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

“paid up”	paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Register of Members”	the register to be kept by the Company in accordance with Section 40 of the Companies Act;

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered;

“Seal”	the Common Seal of the Company including any facsimile thereof;

“Securities Act”	the Securities Act of 1933 of the United States of America, as amended;

“share”	any share in the capital of the Company, including the Common Shares and shares of other classes (if any);

“shareholders”	any or all of those persons at any time holding any shares;

“signed”	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than seven (7) clear days’ notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given;

“Statutes”	the Companies Act and every other laws and regulations of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“year”	calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(f)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force; and

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced as soon after incorporation as the Directors see fit, notwithstanding that only part of the shares may have been allotted or issued.

5.

The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARE CAPITAL

6.

The authorized share capital of the Company at the effective date of these Articles is US$3,000,000 divided into 3,000,000,000 shares, with a par value of US$0.001 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

ISSUE OF SHARES

7.

Subject to the provisions, if any, in that behalf in the Memorandum of Association and to any direction that may be given by the Company in a general meeting, the Directors may allot, issue, grant options over or otherwise dispose of shares of the Company (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

8.

The Company shall maintain a Register of its Members and every person whose name is entered as a member in the Register of Members shall, without payment, be entitled to a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors, if the Member requests a certificate. All certificates shall specify the share or shares held by that person, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the register.

9.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

10.

Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu of payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

11.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

12.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

13.	(a)

Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or the Hong Kong Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(b)

The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

(c)

(i) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(ii)

The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(iii)

Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Companies Act.

(d)	Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(i)

a fee of such maximum sum as the Designated Stock Exchange or the Hong Kong Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(ii)	the instrument of transfer is in respect of only one class of share;

(iii)

the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Companies Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(iv)	the instrument of transfer is duly and properly signed.

(e)

If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

14.

The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by electronic means for fourteen (14) days, or by any other means in accordance with the requirements of the Designated Stock Exchange or the Hong Kong Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

REDEMPTION AND PURCHASE OF OWN SHARES

15.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)

issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as may by special resolution, before the issue of such shares, determine;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner as the Directors may determine ; and

(c)	make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

16.

Any share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

17.	The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share.

18.

The Directors may when making payments in respect of redemption or purchase of shares, if authorized by the terms of issue of the shares being redeemed or purchased or with the agreement of the holder of such shares, make such payment in any form of consideration.

VARIATION OF RIGHTS ATTACHING TO SHARES

19.

If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

20.

The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

21.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

22.

The Company may in so far as the Statutes from time to time permit pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

23.

No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

24.

The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

25.

The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

26.

For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

27.

The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

28.

The Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each member shall (subject to receiving at least 14 days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

29.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

30.

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

31.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

32.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

33.

The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent. per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

34.

If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

35.

The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

36.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

37.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

38.

A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

39.

A statutory declaration in writing that the declarant is a Director of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

40.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

41.

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

42.

The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

43.

Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

44.

A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

45.

Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

46.	Subject to these Articles, the Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)

sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c)

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

47.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

48.

All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

49.

For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 40 days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

50.

In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

51.

If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

52.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

53.	(a)

The Company shall, if required by the Companies Act or for as long as the shares remain listed on the Hong Kong Stock Exchange, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

(c)	The Company may hold an annual general meeting but shall not (unless required by the Companies Act) be obliged to hold an annual general meeting.

54.	(a)	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition (i) not less than 10%, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than 33%, of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If the Directors do not within twenty one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said twenty one days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

55.

(i) At least fourteen days’ notice, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise at least seven business days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent in par value of the shares giving that right.

56.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

57.

No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. At least two shareholders which hold an aggregate of (i) at least one-tenth of the voting share capital, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise at least one-third of the voting share capital, present in person or by proxy and entitled to vote shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

58.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Member or Members present and entitled to vote shall be a quorum.

59.

The Chairman of the Board of Directors, or any one director or officer of the Company as the Directors may from time to time by resolution of the Board of Directors determine, shall preside as chairman at every general meeting of the Company.

60.

If at any meeting no chairman is present within fifteen minutes after the time appointed for holding the meeting, or is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman of the meeting.

61.

The Chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 days or more, not less than seven business days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

62.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman or any shareholder present in person or by proxy entitled to vote and who hold at least 10 per cent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

63.

If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

64.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

65.

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

66.

Subject to any rights and restrictions for the time being attached to any class or classes of shares (including, for as long as the shares remain listed on the Hong Kong Stock Exchange, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (unless otherwise waived)), every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.

67.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

68.

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

69.	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

70.	On a poll, votes may be given either personally or by proxy.

71.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Member of the Company.

72.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

73.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

74.

A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

75.

Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or of the Board of Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

CLEARING HOUSES

76.

If a clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation.

DIRECTORS

77.	(A)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter by the Members at general meeting.

(B)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

(C)

The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Vice-Chairman of the Board of Directors (the “Vice-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Vice-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(D)

Subject to these Articles and the Companies Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

(E)

Notwithstanding the foregoing, the Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board.

78.

Subject to Article 77, a Director may be removed from office by Ordinary Resolution at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

79.

A vacancy on the Board created by the removal of a Director under the provisions of Article 78 above may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

80.

The Board may, from time to time, and except as required by applicable law or the listing rules of the recognized stock exchange or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

81.

A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

82.

The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

83.

Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTOR

84.

Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him.

85.

Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

86.

Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

87.

Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, one or more Vice Presidents, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

88.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

89.

The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

90.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

91.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

92.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

93.	Any such delegates as aforesaid may be authorized by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested to them.

94.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

95.	Subject to Article 77, the office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(e)	if he or she shall be removed from office pursuant to these Articles or the Statutes.

PROCEEDINGS OF DIRECTORS

96.

Subject to Article 77, the Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. A Director may at any time summon a meeting of the Directors by at least two days’ notice in writing to every other Director and alternate Director.

97.

A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

98.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority in number, of the Directors then serving on the Board, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

99.

Subject to Article 77, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

100.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

101.

Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

102.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

103.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

104.

A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. When signed a resolution may consist of several documents each signed by one or more of the Directors.

105.

The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

106.

The Directors shall elect a chairman of their meetings and determine the period for which he is to hold office but if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

107.

A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

108.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

109.

All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

110.

A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

111.

Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

112.

Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

113.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

114.

Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

115.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

116.	No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

117.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

118.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

119.	No dividend shall bear interest against the Company.

BOOK OF ACCOUNTS

120.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

121.	The books of account shall be kept at the registered office of the Company, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

122.

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the Directors or by the Company by Ordinary Resolution.

123.

The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

124.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT

125.	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

126.

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

127.

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

THE SEAL

128.

The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

129.

The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

130.

Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS

131.

Subject to Article 87, the Company may have a Chief Executive Officer, Chief Financial Officer, one or more Senior Vice Presidents appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

CAPITALISATION OF PROFITS

132.	Subject to the Statutes and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserved and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)

make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to the resolution.

NOTICES

133.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the member to the Company or by placing it on the Company’s Website provided that the Company has obtained the Member’s prior express positive confirmation in writing to receive or otherwise have made available to him notices. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

134.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

135.

Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

136.

Any notice or other document, if served by (a) post, shall be deemed to have been served five days after the time when the letter containing the same is posted and if served by courier, shall be deemed to have been served five days after the time when the letter containing the same is delivered to the courier (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted or delivered to the courier), or (b) facsimile, shall be deemed to have been served upon confirmation of receipt, or (c) recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

137.

Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

INFORMATION

138.	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notices of general meetings.

139.

No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the members of the Company to communicate to the public.

140.

The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

141.

Every Director (including for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles) and officer of the Company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a Director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

142.	No such Director or officer of the Company shall be liable to the Company for any loss or damage unless such liability arises through the willful neglect or default of such Director or officer.

FINANCIAL YEAR

143.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on May 31st in each year and shall begin on June 1st in each year.

NON-RECOGNITION OF TRUSTS

144.

No person shall be recognised by the Company as holding any share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent or future interest in any of its shares or any other rights in respect thereof except an absolute right to the entirety thereof in each Member registered in the Register of Members.

WINDING UP

145.

Subject to these Articles, if the Company shall be wound up the liquidator may, with the sanction of an Ordinary Resolution of the Company divide amongst the Members, on a pro rata basis, in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF MEMORANDUM

AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

146.

Subject to the Companies Act and these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

147.

Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

EXCLUSIVE FORUM

148.

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

Exhibit C

The following sets forth the material amendments to the Current M&AA:

1.	Adding the Company’s dual foreign name “新东方教育科技（集团）有限公司” after “NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. ” wherever it appears.

2.	Deleting Clause 2 of the Company’s currently effective memorandum of association in its entirety and substituting therefor the following:

The Registered Office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	Deleting Clause 5 of the Company’s currently effective memorandum of association in its entirety and substituting therefor the following:

The authorized share capital of the Company is US$3,000,000 divided into 3,000,000,000 shares, with a par value of US$0.001 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (2021 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

4.	Deleting “Companies Law” definition from Article 1 of the Company’s currently effective articles of association and substituting therefor the following:

“Companies Act” the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands;

5.	The following definition shall be inserted in Article 1 of the Company’s currently effective articles of association:

“Hong Kong Stock Exchange”         The Stock Exchange of Hong Kong Limited;

6.	Deleting Article 6 in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

The authorized share capital of the Company at the effective date of these Articles is US$3,000,000 divided into 3,000,000,000 shares, with a par value of US$0.001 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

7.	Deleting Article 53(a) in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

The Company shall, if required by the Companies Act or for as long as the shares remain listed on the Hong Kong Stock Exchange, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

8.	Deleting Article 54(b) in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition (i) not less than 10%, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than 33%, of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

9.	Deleting Article 55 in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

(i) At least fourteen days’ notice, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise at least seven business days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent in par value of the shares giving that right.

10.	Deleting Article 57 in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. At least two shareholders which hold an aggregate of (i) at least one-tenth of the voting share capital, for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise at least one-third of the voting share capital, present in person or by proxy and entitled to vote shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

11.	Deleting Article 59 in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

The Chairman of the Board of Directors, or any one director or officer of the Company as the Directors may from time to time by resolution of the Board of Directors determine, shall preside as chairman at every general meeting of the Company.

12.	Deleting Article 60 in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

If at any meeting no chairman is present within fifteen minutes after the time appointed for holding the meeting, or is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman of the meeting.

13.	Deleting Article 66 in its entirety from the Company’s currently effective articles of association and substituting therefor the following:

Subject to any rights and restrictions for the time being attached to any class or classes of shares (including, for as long as the shares remain listed on the Hong Kong Stock Exchange, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (unless otherwise waived)), every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.

14.	Adding Article 148 to the Company’s currently effective articles of association:

EXCLUSIVE FORUM

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.